

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2021

Mark D. Wang
Chief Executive Officer
Hilton Grand Vacations Inc.
6355 MetroWest Boulevard, Suite 180
Orlando, Florida 32835

      Re: Hilton Grand Vacations Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed April 15, 2021
           File No. 001-37794

Dear Mr. Wang:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Real Estate & Construction